Peter B. Sayre Senior Vice President and Controller

213 Washington Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

May 30, 2006

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-16707

Dear Mr. Rosenberg:

We received your later dated May 15, 2006, addressed to Richard J. Carbone, setting forth a comment of the staff of the Securities and Exchange Commission on our Annual Report on Form 10-K for the year ended December 31, 2005. For your convenience, we have included the staff’s comment below and have keyed our response accordingly.

We have agreed as indicated in our response to change in future filings our disclosure concerning contractual obligations in order to address the staff’s comment. We are doing so in the spirit of cooperation with the staff, and any changes reflected in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 10-K for the fiscal year ended December 31, 2005

Management’s Discussion and Analysis, page 57

Contractual Obligations, page 133

1.

In footnote (4) to your contractual obligations table you indicate that you exclude liabilities for future policy benefits of approximately $84.4 billion and policyholder account balances of approximately $61.4 billion as of December 31, 2005 because the timing of payment of these liabilities is not reasonably fixed and determinable. Although we acknowledge that the specific dates of payment may not be known, we do not understand why reasonable estimates of the timing of payments cannot be made when it appears that you have information available to reasonably estimate these obligations.

Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your future policy benefits and policyholder account balances. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Response:

The Company acknowledges the staff’s comment relating to the contractual obligations table included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. To address this comment, the Company will revise the contractual obligations table in future Form 10-K filings to include in the “Insurance liabilities” line of the table the estimated timing of payment of the future policyholder benefits and policyholder account balances previously excluded from the table. As it will take time to implement processes to enable us to accumulate this information for our domestic and international insurance operations in a common and consistent format and with the level of detail required for purposes of the table, we do not propose to revise our previous disclosures in this respect.

* * * * * * * * *

As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter B. Sayre
Peter B. Sayre
Senior Vice President and Controller

Copies to:	Richard J. Carbone
Susan L. Blount